SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QuantumScape Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

74767V 109

(CUSIP Number)

Timothy Holme

1730 Technology Drive

San Jose, California 95110

(408) 452-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Mark Baudler

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

April 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74767V109

1	NAMES OF REPORTING PERSON Timothy Holme
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,706,460(1)(2)
	8	SHARED VOTING POWER 3,168,533(2)(3)
	9	SOLE DISPOSITIVE POWER 9,706,460(1)(2)
	10	SHARED DISPOSITIVE POWER 3,168,533(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,874,993(1)(2)(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%(4)(5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of 155,825 shares of Class A common stock, 8,517,470 shares of Class B common stock, 479,638 shares of Class A common stock issuable upon exercise of options and 553,527 shares of Class A common stock issued or issuable upon the vesting of restricted stock units (“RSUs”) directly held by Dr. Timothy Holme. All 479,638 options to purchase shares of Class A common stock are exercisable within 60 days of the date hereof. A portion of the RSUs vest quarterly and a portion of the RSUs vest upon achievement of certain performance milestones, subject to Timothy Holme’s continued service as of each vesting date. In the event of a change in control, if Timothy Holme’s employment is terminated by the Issuer without cause or if Timothy Holme resigns for “good reason” within twelve months following such event, then 100% of any unvested shares shall immediately vest.

(2)	Each share of Class B common stock is convertible at any time into one share of Class A common stock.

(3)

Consists of 1,818,533 shares of Class B common stock held in trust by The Holme 2020 Irrevocable Trust in which Timothy Holme’s family members are beneficiaries and 1,350,000 shares of Class B common stock held in trusts in which Timothy Holme’s family members are beneficiaries. Timothy Holme shares voting and dispositive power over such trusts.

(4)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by Timothy Holme by (b) the sum of (i) 429,687,172 shares of Class A common stock outstanding as of October 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed with the Securities and Exchange Commission (the “SEC”) on October 27, 2023, (ii) 11,686,003 shares of Class B common stock, (iii) 479,638 shares of Class A common stock issuable upon exercise of options, and (iv)

CUSIP No. 74767V109

588,774 shares of Class A common stock issuable upon the vesting of RSUs outstanding as of October 20, 2023. The aggregate number of shares of Class B common stock beneficially owned by Timothy Holme as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of Timothy Holme.

(5)

Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. There were 59,874,114 shares of Class B common stock outstanding as of October 20, 2023, as reported in the Issuer’s Quarterly Report on Form 10‑Q filed with the SEC on October 27, 2023, including the 11,686,003 shares of Class B common stock beneficially owned by Timothy Holme as set forth in footnotes “(1)” and “(3)” above. The percentage reported does not reflect the ten for one voting power of the Class B common stock because these shares are treated as converted into Class A common stock for the purpose of this report.

CUSIP No. 74767V109

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed on behalf of the undersigned (the “Reporting Person”), to amend the Schedule 13D filed with the SEC on December 7, 2020 (the “Schedule 13D”). This Amendment No. 1 is being filed to disclose that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding shares of Class A common stock of the Issuer. This Amendment No. 1 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person. Except as specifically amended and supplemented by this Amendment No. 1, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D. This Amendment No. 1 constitutes a late filing due to inadvertent administrative error.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed in the Form 4s filed by the Reporting Person with the SEC on May 21, 2021, August 12, 2021, December 8, 2021, March 7, 2022, January 26, 2023, March 8, 2023, March 16, 2023, April 7, 2023 and August 24, 2023, the Reporting Person and the Reporting Person’s trusts converted an aggregate of 1,798,989 shares of Class B common stock into 1,798,989 shares of Class A common stock, (ii) the Issuer granted the Reporting Person RSUs issuable for an aggregate of 678,186 shares of Class A common stock upon the vesting of such RSUs, and (iii) the Reporting Person transferred shares of common stock to and between trusts for estate planning purposes.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 9, 2023, the Reporting Person adopted a Rule 10b5-1 trading arrangement providing for the sale from time to time of an aggregate of up to 1,800,000 shares of our Class A common stock. The trading arrangement is intended to satisfy the affirmative defense in Rule 10b5-1(c) (the “Trading Plan”). The duration of the Trading Plan is until June 12, 2024, or earlier if all transactions under the Trading Plan are completed.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 12,874,993 shares of Class A common stock, on an as if converted, exercised and/or issued basis, or 2.9% of the Issuer’s outstanding shares of Class A common stock. The beneficial ownership percentages used in this Schedule are calculated based on a total of 429,687,172 shares of Class A common stock outstanding as of October 20, 2023 plus 12,754,415 shares from the as if converted, exercised and/or issued shares of Class B common stock, options and RSUs as of October 20, 2023. All of Timothy Holme’s 479,638 options to purchase shares of Class A common stock are exercisable within 60 days of the date hereof. A portion of the RSUs vest quarterly and a portion of the RSUs vest upon achievement of certain performance milestones, subject to Timothy Holme’s continued service as of each vesting date. In the event of a change in control, if Timothy Holme’s employment is terminated by the Issuer without cause or if Timothy Holme resigns for “good reason” within twelve months following such event, then 100% of any unvested shares shall immediately vest.

(b) Timothy Holme has sole voting and dispositive power with respect to 155,825 shares of Class A common stock, 8,517,470 shares of Class B common stock, 479,638 shares of Class A common stock issuable upon exercise of options and 553,527 shares of Class A common stock issued or issuable upon the vesting of RSUs, respectively. Timothy Holme shares voting and dispositive power over 1,818,533 shares of Class B common stock held in trust by The Holme 2020 Irrevocable Trust in which Timothy Holme’s family members are beneficiaries and 1,350,000 shares of Class B common stock held in trusts in which Dr. Holme’s family members are beneficiaries.

(c) The Reporting Person has not effected any transactions in the Issuer’s common stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

CUSIP No. 74767V109

(e) July 29, 2021.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 regarding the Trading Plan is hereby incorporated by reference into this Item 6.

CUSIP No. 74767V109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Timothy Holme

By:	/s/ Timothy Holme
Name:	Timothy Holme